FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F         X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes                 No         X

(If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding issue of mid-term notes of Huaneng Power International, Inc. (the “Registrant”), submitted by the Registrant on July 15, 2017.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT
ISSUE OF MID TERM NOTES
This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2016 annual general meeting of Huaneng Power International, Inc. (the “Company”) held on 13 June 2017, the Company has been given a mandate to issue domestic and/or overseas debt financing instruments after relevant regulatory department approval (including but not limited to domestic debt financing instruments like corporate bonds, enterprise bonds, mid-term notes in the interbank bond markets in the domestic market, and overseas debt financing instruments like offshore RMB-denominated bonds, overseas USD denominated bonds and bonds denominated in other foreign currencies in the overseas market) (in either one or multiple tranches on rolling basis) with a principal amount of up to RMB29.3 billion within or outside the PRC within 24 months from the date on which the shareholders’ approval was obtained.

The Company has recently completed the issue of the first tranche of the Company’s mid-term notes for 2017 (the “Notes”). The total issuing amount was RMB5 billion for a term of 5 years. The unit face value is RMB100 and the issuing interest rate is 4.69%.

The Bank of China Limited and the Agricultural Bank of China Limited act as the lead underwriters to form the underwriting syndicate for the Notes, which were placed through book-building and issued in the domestic interbank market. The proceeds from the Notes will be used to supplement the working capital of the headquarters of the Company and adjust debts structure.

The relevant documents in respect of the Notes are posted on China Money and Shanghai Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Notes do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board Huaneng Power International, Inc Huang Chaoquan Company Secretary

As at the date of this notice, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Xu Haifeng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
15 July 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name: Huang Chaoquan
Title: Company Secretary

Date:  July 17, 2017